March 8, 2005

By Facsimile and U.S. Mail

Charles E. Greef, Esq.
Michael G. Keeley, Esq.
Jenkins & Gilchrist PC
1445 Ross Avenue
Suite 3200
Dallas, Texas 75202

	Re:	The Republic Corporation
		Revised Preliminary Proxy Statement on Schedule 14A
      Schedule 13E-3, Amended February 23, 2005
		Filed by The Republic Corporation, Republic Merger
Corp.,
      Catherine G. Eisemann, J. Ed Eisemann, IV, Roger D.
Eisemann,
      George M. Boyd, and Dr. John C. Davis

Dear Messrs. Greef and Keeley:

	We have the following comments on the above-referenced filing:

Revised Preliminary Proxy Statement on Schedule 14A
1. We reissue comment 2 in part. Revise the summary on page 9 to highlight shareholders` ability to revoke their S corporation election.
2. We reissue comment 5. Revise the summary on page 5 to highlight that shareholders may receive the cash consideration even though they have submitted an S corporation election and believe they have satisfied the criteria for that election. We note that this additional fact is discussed in the added disclosure on page 57, but was not included in the summary.
3. We reissue comment 7. Our comment requested that you clarify that each of the filing persons have made two fairness determinations:
(i) one with respect to unaffiliated security holders who will be cashed out in the transaction; and (ii) one with respect to unaffiliated security holders who will remain shareholders of the company when it converts to an S corporation. The wording of the current disclosure could be interpreted to mean that one fairness determination was reached which encompassed both of these groups. Please refer to Q&A No. 19 in Exchange Act Release No. 17719 (April
13, 1981) for a discussion of situations requiring multiple fairness determinations.
4. We note the revised disclosure in response to comment 8.
Revise
to identify the shareholders who spoke at the annual meeting and first raised the issue that the company should go private and/or elect to become an S corporation. We note from your revised disclosure in response to our comment that these shareholders are members of the board and filing persons on the Schedule 13E-3.
5. We reissue comment 9. Revise the disclosure to provide the information requested in the third sentence of comment 9. See Item
1005(b) and (c) of Regulation M-A and the related Instruction. Also, revise to disclose additional detail regarding how board determined to offer cash consideration of $58 per share.
6. We reissue comment 14. Revise the disclosure to clarify the date that the financial advisor provided its oral or draft opinion (and disclose the date of that opinion). When you disclose the final opinion, provide the date of that opinion. Clarify that the board based its fairness determination on the oral or draft opinion (and the date of the board`s first fairness determination). Once the board has made its final determination based on the financial advisors subsequent review of the company, revise to disclose the date of the board`s final determination.
7. We reissue comment 15 in part. As you know, it is the staff`s position that projections provided by management to a third party advisor in a Rule 13e-3 transaction must be disclosed.
8. We reissue comment 18. Please revise the document to disclose all of the clarified information in your supplemental response, to the extent you have not already done so.


*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Charles E. Greef, Esq.
Michael G. Keeley, Esq.
March 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE